UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                 ---------------


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           UNDER SECTION 12(B) OR (G)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            HEALTH EXPRESS USA, INC.
                            ------------------------
                 (Name of Small Business Issuer in its Charter)

         Florida                                            65-0847995
         -------                                            ----------
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
Incorporation or Organization)                                 Number)

 275 Commercial Blvd., Suite 260
      Fort Lauderdale, FL                                       33308
      -------------------                                       -----
 (Address of Principal Executive                              (Zip Code)
            Offices)

                           Issuer's Telephone Number:
                                 (954) 776-5401

        Securities to be Registered Pursuant to Section 12(B) of the Act:


                                      None
                                      ----

        Securities to be Registered Pursuant to Section 12(G) of the Act:

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                                (Title of Class)
                                ----------------

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         Health Express USA, Inc. ("Health Express" or the "Company"), was incorporated in Florida on July 2, 1998 to develop, construct and operate gourmet, fast food restaurants. Since inception, the Company has had no operations and has conducted no business. It is currently in the development stage and is in the process of completing construction of its first restaurant, which is expected to open for business in late December 1999.

(b)      Business of the Issuer

           (1) Principal Products and Services and their Markets.

         Management's present focus is the completion and opening of its first restaurant and satisfying consumer demands and preferences in the healthy and nutritious fast food arena in the local market. The Company's initial restaurant and all future restaurants, if any, will operate under the name "Healthy Bites Grill". The principal products that will be offered by the Company through its restaurants are gourmet, healthy and nutritious fast food items. These items are expected to include vegetable (veggie) burgers, mushroom burgers, salads, smoothies and natural, healthy beverages. The items will be available for consumption on site or as take-out items purchased in the restaurant or at the drive-thru.

         Under an agreement with data central usa, inc. A data base management company, the company is assembling a select group of high profile product lines for its joint marketing effort. These high profile product lines consist of those products with already established national brand name recognition which health conscious consumers already identify as high quality products in the health food industry. The products will include meal supplements such as Met-Rx protein shakes and protein bars (dietary supplements) and Myoplex protein shakes, Barnie's coffee, Bell and Evans' ( chickens ) and Muir Glen (tomato products). based in Ocala, Florida, data central manages the frequent-dining programs for multi-unit restaurant chains by providing turnkey electronic loyalty/frequency solution services this is a sales tracking database specific to each customer. Each of the restaurant's customers will be provided with a healthy bites grill identification card with a magnetic strip. The card is then swiped on each visit, sales information is accumulated and the customer is awarded points relative to the frequency of patronage. These points are redeemable for company discounts. This data-based sales information will assist the company in identifying the frequent customer. Through the loyalty discount program, the company will then be able to reward that customer through dining discounts based on the number of points accumulated during each visit to the company's restaurant thereby encouraging the customer to return. Management anticipates that this program will increase sales by bringing the customer back in order to use the earned discounts. It is expected that such increased sales


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

will foster customer loyalty. Management expects to use the database it obtains through the program identification card for promotional and advertising purposes. It is anticipated that such promotional materials will include gift certificates for birthdays and announcements of new products and locations. The company has entered into an agreement with data central to provide the database management services described once the restaurant is in operation. As of the date hereof, no retainer has been paid and no fixed fees have been determined. The fees for this service will be negotiated when the restaurant opens and when management determines that it is appropriate to commence the program.

         As a restaurant operation designed with the goal to ultimately expand nationwide, management has focused its attention on gaining an understanding of consumer demands in healthy foods. Management is currently developing the restaurant's initial menu selections with the assistance of its menu and food preparation team comprised of Mr. David Maltrotti, Executive Vice President of Operations, and Mr. Roy A. Kindberg, General manager.

         In an effort not to duplicate consumer taste tests already fully implemented by major players in the health food industry, such as Wild Oats and WholeFoods, the Company is creating its initial menu based on currently known consumer preferences and by including new menu items not traditionally found in fast food restaurants such as complete protein vegi-burgers and grilled portobella pannini. This is an ongoing process, the results of which will not be fully known until the Company's first restaurant is opened and consumer surveys are completed and analyzed. The results of such surveys will play a key role in the addition, deletion and modification of menu items. Management expects the expansion of the Company's restaurant operations will require the establishment of a department dedicated to market survey and testing in order to refine its menu items in response to internally generated market surveys.

         A key element of the Company's business plan is to enter into franchise agreements with potential and qualified franchisees to open and operate restaurants under the "Healthy Bites Grill" name. The Company has retained the services of an experienced franchise consultant, Donald Luria, to assist in this process. Mr Luria previously worked with subway restaurants as a vice president of operations and as a franchise consultant for ten years. He was responsible for assisting and developing over 100 subway franchises in the southeastern united states. Mr. Luria has also been a franchise consultant for the Coffee Beanery and Miami Subs in the South Florida region. Mr. Luria will assist in the development and implementation of the Company's franchise operations and will be involved in helping franchisees in product development, hiring and training, site selection, lease negotiation, store design. In consideration for these services, in consideration for providing these services to the Company, Mr. Luria has received 1000 restricted shares of the Company's common stock and will be paid on an hourly basis at the rate of $75 per hour. Management believes that the Company has found a niche in the fast food industry by being the sole provider of healthy food on a fast food format. It is expected that the franchise agreements will include royalty fees based on sales volume and require operational and quality control.

         Mr. David Maltrotti, executive vice president of operations will be in charge of all aspects of restaurant operations, including equipment purchasing decisions and restaurant layout recommendations. Although Mr. Maltrotti has not started any franchises, he has been actively involved in the food service and hospitality industry for over 25 years and is an experienced vegetarian\conventional chef. He was instrumental in starting Whole Earth Markets in Boca Raton, Florida where he assisted in developing the restaurant's menu. He was also responsible for starting and developing the menu at the Natural Food Market of South Beach, Miami, a successful vegetarian and macrobiotic gourmet food store with multi-establishment operations. Mr. Maltrotti was an instructor for the Miami Dade Community College health and nutrition program. He has recently designed recipes for the Broward General Medical Center, Fort Lauderdale, and the Dean Ornish Wellness Center. Mr. Maltrotti has consulted on numerous projects including the Sundy House of Delray Beach, Florida where he developed a traditional southern style menu to reflect the historical significance of the property on which it is located. Mr. Maltrotti designed the food service program for the Gas Light Club restaurant located in Boca Raton florida.

           (2)  Distribution Methods

         It is anticipated that the initial restaurant will serve food prepared in its on-site kitchen. A warehouse/storage facility is planned to be leased for short-term distribution items such as ancillary food products and supplies. Management anticipates that once franchise operations commence, the Company will operate a drop shipment facility for the distribution of certain menu items that allow for the pre-preparation and delivery to various franchises within regional boundaries based on logistical factors such as distance and delivery time. The "drop shipment facility" is a storage/warehouse that will serve initially to store the restaurant's non-perishable items such as paper products and supplies. The Company is already leasing warehouse space for this purpose. A drop shipment facility with kitchen facilities will be used only when sufficient franchise operations have commenced. Since the Company has not yet entered into any franchise agreements, a drop shipment facility with kitchen facilities is only in the planning stages at this time. The kitchen facilities, when operational, will be used for the production of the company's signature line products, including the "Health Bites Burger", "Salmon Burger" and "Organic Baked French Fries". Thereafter, management anticipates that additional distribution facilities will be needed if franchise restaurants are opened in different geographic regions of the country. The Company's initial franchises are expected to be in the South Florida area.

         The Company has received local, regional and nationwide attention with various write-ups in several industry publications such as "Restaurant News", "Crittendens Restaurant Chain Report", "Sunbelt Food Service Magazine" and "Natural Products Industry Provider". The Company has also joined with Barnie's Coffee Co., a major specialty coffee Company, which is distributed by Standard Coffee Service Company. The Company currently has a contract with Standard Coffee Service Company to distribute Barnie's Coffee in exchange for the free use of its equipment, provided that the Company only sell the Barnie's Coffee line which will be purchased on a C.O.D. basis. The Company is currently involved in aligning supplier relationships with SYSCO Food Service, a conventional food service supplier that will provide assorted supplies including cleaning agents, trash bags, paper towels and plastic ware; Organica, an all-natural organic products distributor which will supply wholesale bulk food service ingredients; cornucopia, also known as United Distributors, which will supply most of the all-natural dry goods and produce goods; Kinfolk, a distributor of health products, will provide soy, cheese and tofu lines; Green Garden, A live foods distributor which will provide sprouts, sprouted beans and wheat grass; and Tree of Life, a multi-faceted national distributor of natural product labels which will supply vitamin supplement lines, gourmet specialty lines and a variety of specific industry products. The Company does not have contracts with the above suppliers but is in the process of establishing lines of credit with most of them, as it is the industry practice to make bulk purchases on credit.

         Management believes that the site chosen for its flagship restaurant represents the ideal type of location for all of the Company's planned future restaurants. It is expected that this model will serve as the blueprint for such future restaurants. Location represents one of the factors to the success of the Company's restaurants, with other factors being food related (quality, price, timeliness and convenience) and quality of service. Management believes that its restaurant will attract the attention of the local consumer because the restaurant will be the only gourmet health food restaurant in South Florida with both a drive-thru and sit-down facility. It is expected that the initial customers will come from the local area, attracted by a Bally's Scandinavian Gym which is being built approximately one half mile from the restaurant. The restaurant site is also in close proximity to two hospitals, two high schools and various apartment complexes. Management anticipates that it will initially draw customers from these locations. If the operations of the initial restaurant are profitable then management believes that it will have found the ideal target area for future expansion, both for company-owned restaurants as well as franchise operations.

           (3) Status of Publicly Announced New Products or Services

         On September 28, 1999, the Company announced the opening of its initial flagship restaurant for the fall of 1999. This news release to Business Wire introduced Health Express as a fast food restaurant chain offering healthy food and announced the opening of its first restaurant for the fall of 1999. As of today, the Company has begun construction and is planning a grand opening for the late December, 1999. The delays experienced in the opening of the restaurant are directly attributable to the process of obtaining various local building permits. All permits have since been obtained and construction, which began on september 28, 1999, is nearing completion,

         (4) Competitive Business Conditions

         The Company has competition from existing fast food chains offering conventional fast food. However none offer the type of products that the Company is specializing in. In fact, the major competitors are the ones that offer the type of fast food that the health conscious American consumer is now avoiding. Additionally, management anticipates that it may have competition from established health food stores and small single proprietary health food restaurants. There are no direct competitors in the area of healthy fast food. Management believes that the Company can develop name identification with specific menu items offered in the healthy gourmet fast food industry, which is expected to enable the Company to compete in its niche market. Management believes, although no assurances can be given, that the Company has a competitive edge which is based on a combination of consumer demands for a reasonably priced healthy meal served in less time and with consistently good taste. Competitors in the health food market such as Wild Oats and Whole Foods, which are operating in Fort Lauderdale, are currently successful but do not offer fast food service with convenient drive-thru.

           (5) Dependence on Major Customers

         The Company, as a fast food restaurant, is not dependent on any major customers but will seek to gain the patronage of the local consumers within a strategic location. The current sight for the initial restaurant represents what management perceives as an ideal location for a flagship operation. It is centrally located in a business and medical community within a few mile radius of two popular health clubs, a karate center and apartment and residential areas.

         It is also on a busy thoroughfare which links a major highway and the ocean with substantial traffic flow of business people, tourists and local residents. The mission of the Company is to ensure repeat business and customer loyalty by providing a high quality nutritious and delicious meal at a reasonable price in relatively short time and within pleasant surroundings.

           (6) Intellectual Property

         The Company has filed a trademark application for a federally registered trademark for the name "Healthy Bites Grill" which is intended to be used as the name for all restaurants and has received provisional approval from the U.S. Patent and Trademark Office for its use. Confidentiality agreements will be required from all production personnel on the Healthy Bites Grill recipes.

           (7) Governmental Approval

         At the present time there is no government approval required for the Company's principal products or services. Restaurant operations are generally subject to local, county and state restaurant operation, health, sanitation and quality guidelines. The Company's operations are also subject to standard hospitality, food safety and sanitation guidelines. The majority of governmental regulations regarding restaurant operations are handled at the state level by The Florida State Division of Hotels and Restaurants. The first step of the approval process is completed at the Plan Review Office to insure design compliance. Next, the design is submitted to the Department of Natural Resource Protection, a county agency, for environmental impact review. After construction is completed, the State Division of Hotels and Restaurants and the City Building and Zoning Department physically inspect the facility. On approval, the City of Oakland Park will issue an Occupational License and a Business Regulations License will be issued by the State of Florida. After opening, the restaurant will be inspected every four months by the State of Florida For compliance with the health and sanitation code and every year by the local fire marshal. The Company expects to incur approximately $500 in license fees in its first year of operation and approximately $400 each year thereafter. The Company does not foresee any additional costs associated with government regulations or compliance thereof at the present time.

           (8) Governmental Approval, Regulation and Environmental Compliance

         The Company is and will be subject, both directly and indirectly, to various laws and regulations relating to its business, including city and county occupational licenses and health and sanitation inspections. At the present time, management believes that it is in material compliance with all applicable ordinances, rules and regulations, however, new rules, ordinances and regulations may be enacted in the future, which may require compliance by the Company in the future. The Company anticipates that it will have no material costs associated with compliance with current federal, state and local environmental laws.

                    (9) Research and Development

         The Company retained Southern Hospitality Services, an independent contractor, to conduct market surveys and similar studies. The survey results obtained by the Company from such surveys support management's belief that the consumer market in the food industry is positively receptive to a healthy food restaurant with a fast food format. After receiving the results of such surveys, management conducted an internal evaluation of the potential success of the company's business model and concluded that the current trend is for healthier foods without sacrificing time or good taste. Therefore, management does not anticipate that it will conduct any research and development in the foreseeable future with outside market survey companies. Management expects to conduct internally generated surveys by utilizing customer response cards collected at its restaurant which will be available at the counter for voluntary completion by customers. It is anticipated that the responses generated by these cards will provide management with valuable information concerning consumer preference and demands. Management will then be able to make menu and other changes necessary to keep pace with its customers preferences and concerns. Management expects that this will be an on-going process to satisfy the changing tastes of its customers and by quickly responding to these internal customer surveys.

          (10) Employees and Facilities

              As of November 15, 1999, the Company had four (4) full-time and two (2) part-time employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.

         The Company expects the number of employees to grow significantly over the next twelve months once its initial restaurant opens and it commences operations. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

         The Company expects growth by both franchising and direct ownership in various locations. Each restaurant is expected to require approximately twelve employees. It is expected that all accounting functions will be highly centralized and will be interfaced or linked to the Company's accounting program. It is expected that both Company-owned restaurants and franchise operations will use the same point of sale system and they, in turn, will report on a monthly basis to a centralized accounting department of the company for managerial and financial reporting purposes.

         The Company's first restaurant operation will be in leased space located at 1538 East Commercial Blvd, Fort Lauderdale, Florida. See Item 3. Description of Property. The Company's executive offices are at 275 Commercial Boulevard, Suite 260, Fort Lauderdale, Florida. The Company believes that additional space will be required as its business expands and that it will be able to obtain suitable space as needed. The Company does not own any real estate.

           (c) Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

         (d) Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at its facilities. All of the Company's computer systems are new and have been Year 2000 compliant since their acquisition. The Company keeps current with all updates and revisions with all software the Company currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Nonetheless, management recognizes the problems that may arise in connection with the Year 2000 issue.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using A00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to survey its major vendors to determine the extent to which their computer systems (insofar as they relate to the Company's business) are Year 2000 compliant. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its vendors, or the extent to which it would be vulnerable to the vendor's failure to remediate any Year 2000 issues on a timely basis. The failure of a major vendor subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have an adverse effect on the Company. In addition, in a worst case scenario, if the Company's vendor's computer systems do not contain the necessary software updates to be Year 2000 compliant, a multitude of problems could occur which may include, among others, lost orders, supplies not shipped or shipped to incorrect addresses and credit card purchases incorrectly credited or debited. As a result, the Company's operations could be adversely affected which could result in lost business, which may have a material adverse effect on its business and its financial condition

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

Plan of Operation

         The Company's plan of operations has been developed using a step by step approach, with each phase of the plan closely monitored and implemented prior to implementation of the next phase of the plan. The phases can be divided as follows:

                     1.      Completion of construction phase
                     2.      Initial restaurant opening and operation
                     3.      Preparation of franchise circulars and agreements
                     4.      Franchising efforts

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


         Management originally expected that the total cost for its initial flagship restaurant would be approximately $250,000 including approximately $213,000 for construction, equipment, furniture, supplies and opening inventory, and approximately $37,000 as a reserve for overhead expenses and unexpected costs. The Company raised approximately $525,000 from the sale of securities and the exercise of common stock purchase warrants and stock options. Of this amount, approximately $245,000 has been expended on general operating expenses which includes salaries, commissions, advertising and overhead, $140,000 on construction related costs, kitchen equipment and restaurant furniture and supplies, and $18,000 for deposits and expenses related to the Company's private placement offering . The remaining balance of cash on hand of $122,000 is expected to satisfy the Company's cash flow requirements of approximately $73,000 for the completion of the first restaurant and overhead expenses over the next three months.

         Management has developed a preliminary monthly budget of cash flows from restaurant operations based upon anticipated restaurant sales with an average meal ticket sale of approximately $8.00 and 180 customers per day. Management believes, based upon such budget, that there is sufficient cash on hand for the next three months to attain a steady revenue stream from restaurant operations. Management further believes that after approximately two months of operations, there will be sufficient restaurant revenues to satisfy the Company's cash requirements during the next 12 months. If cash flow from restaurant operations is not sufficient to support the Company's financial obligations after February 2000 or the restaurant opening is date is extended due to unexpected last minute construction delays, management may seek additional financing through the sale of its debt and/or equity securities. Toward this end, the Company has extended the expiration date of the warrants to February 1, 2000 to raise additional capital. The Company's officers also may provide additional funds by exercising their stock options. If all 1,670,200 outstanding warrants and 3,683,000 options are exercised at an exercise price of $.35 per warrant and option, the Company will receive $584,570 and $1,289,050, respectively, in additional financing. It may also seek alternative sources of financing, including from more conventional sources such as bank loans and credit lines or loans from the Company's officers. However, no assurances can be given that the Company will be able to raise sufficient capital to meet its needs through the sale of its securities or otherwise. Further, the availability of any future financing may not be on terms which are satisfactory to the Company.

         After opening the initial restaurant and developing a standard menu during approximately two to three months of operations, management expects to commence the sale of restaurant franchises. Through the use of direct mail marketing as well as numerous telephone interviews conducted by management with potential franchisees, management has generated a number of potential franchisees. It is management's belief, based on the responses received through such marketing efforts, that up to five franchises can be sold by the end of 2000. Franchising efforts will require that the Company respond to inquires concerning franchise opportunities although management expects to locate its initial franchise in the South Florida area. It is anticipated that Donald Luria, the Company's franchise consultant, will assist in all franchising efforts and activities. It is currently anticipated that each franchise sold will generate a franchise fee of $ 15,000 to $ 20,000 and there will be royalties payable to the Company of between 6% and 8% of gross sales.

         It is management's current intention to operate one Company-owned restaurant in early 2000 and possibly open and operate one additional Company restaurant in Boca Raton, Florida with agreements for three to five franchise restaurants by the end of the year. For the year 2001, it is management's goal to own a total of four restaurants and to have sold between five and 10 franschises. The Company plans to grow conservatively through cash flow from operations and franchise revenues, if any. However, there are no assurances that the Company will be able to franchise its restaurant operations at the anticipated level or at all.

         From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements will depend on many factors, including growth of the Company's restaurant business, the success of its franchising operations, economic conditions and other factors including the results of future operations.

         The Company currently has four (4) full time employees. Management expects to hire approximately 12 additional people for the operations of its initial restaurant as follows:

          NO. OF EMPLOYEES                  DEPARTMENT                        JOB DESCRIPTIONS.
          ----------------                  ----------                        -----------------
                  2                         Management                        General Manager and
                                                                                 Assistant
                  2                         Production                        Food Preparation
                  3                         Line                              Food Preparation
                  5                         Cashiers                          Cashier/Customer
                                                                                 Service

ITEM 3.  DESCRIPTION OF PROPERTY

         On January 25, 1999 the Company entered into a five-year lease with three renewal options of three years each for the location of its flagship restaurant comprised of 3,129 square feet at a rate of $12.50 per square foot. The current monthly rent is $3,250 with scheduled annual increases. The leased property is located at 1538 E. Commercial Boulevard, Fort Lauderdale, Florida, which is a major east-west thoroughfare in the northeast section of the city. The location is adjacent to or near sprawling businesses, medical centers and hospitals. The restaurant is easily accessible by several major thoroughfares including Interstate 95 and US 1. The Company received approval for final city and county building permits and began construction in late September 1999. The opening of the first restaurant is scheduled for late December 1999.

         The current lease contains provisions for hazard, liability and flood insurance, which, in the opinion of management, are adequate for coverage from potential property damage. In addition, the Company will acquire additional coverage under an umbrella policy to cover potential liability arising from restaurant operations. Employee worker compensation coverage is mandatory and covered under separate policy.

         The Company's executive offices are located at 275 Commercial Boulevard, Suite 260, Fort Lauderdale, Florida. It leases 1,000 square feet at a monthly rental rate of $ 500 on a month-to-month basis. Management believes that it will be able to obtain suitable space as needed and has the physical ability to acquire additional office space at its current location. The Company leases its office space and does not own any real estate. The Company is not in the business of investing in real estate or real estate mortgages.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) 5% Shareholders.

         The following information sets forth certain information as of November 15, 1999 about each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock:

                           Name and Address                   Amount and Nature                  Percentage
Title of Class             of Beneficial Owner                of Beneficial Ownership (1)        of Class (2)
--------------             -------------------                ---------------------------        ------------
Common                     Douglas Baker                          4,000,000                          43.2%
                           5206 NW 28th St.
                           Margate, Fla. 33063

Common                     Marco D'Alonzo                         4,000,000                          43.2%
                           3557 Dunes Vista Dr.
                           Pompano Beach, Fla. 33068

(b)  Security Ownership of Management:

Common                     Douglas Baker                          4,000,000                          43.2%
                           5206 NW 28th St.
                           Margate, Fla. 33063

Common                     Marco D'Alonzo                         4,000,000                          43.2%
                           3557 Dunes Vista Dr.
                           Pompano Beach, Fla. 33068

Common                     David Maltrotti                          110,000                           2.0%  *
                           4501 W. Atlantic Blvd., #1510
                           Coconut Creek, FL 33066

All Officers and
directors as a group                                               8,110,000                          88.4%
(3) persons


 ---------------------

(1) Messrs. D'Alonzo and Baker have options to purchase 1,780,000 and 1,903,000 shares, respectively, of common stock at an exercise price of $0.35 per share. The options are exercisable for a period of 10 years from June 15, 1999 and are included in the calculation of ownership in accordance with Rule 13(d) of the Securities Act.

(2) All percentages are calculated based upon 5, 476,817 shares issued and outstanding and 3,683,000 presently exercisable options for Messrs. D'Alonzo and Baker and 100,000 presently exercisable for Mr. Maltrotti as of November 15, 1999.

(c) Changes in Control:

         There is no arrangement, which may result in a change of control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Directors and Executive Officers [UPDATE AGES]

         As of November 15, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:



NAME OF                          AGE               POSITION                              PERIOD SERVED
-------                          ---               --------                              -------------
DIRECTOR
--------
Douglas Baker                     37            Director, President and Chief            July 2, 1998 to
                                                Executive Officer                            date

Marco D'Alonzo                    34            Director, Secretary and Chief            July 2, 1998 to
                                                Operating Officer                            date

David Maltrotti                   40            Executive Vice President                 Feb. 3, 1999 to
                                                                                             date

------------------------------------------------------

* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(b)  Business Experience

         Douglas Baker has more than 10 years of sales experience in the competitive financial services industry. He had been actively involved in the financial public relations industry since 1994. He has been a licensed stockbroker, 220 insurance agent and mortgage broker. From 1994 to 1998 he was co-owner with Marco D'Alonzo and Vice President of First Equity Group, a financial public relations company where he was in charge of company operation including cash flow management, budgeting, public relations and human resources. From 1992 to 1993 he was an insurance manager with Aachen Insurance Company. From 1986 to 1991, he was a stockbroker of various brokerage firms in South Florida. From 1981 to 1985, he owned Bakers Forrest Floor Service, a tile refinishing company.

         Marco D'Alonzo is experienced in all aspects of corporate, financial and business affairs. He has owned and operated two financial related businesses. He owned Equity Management Group, a full service public relations firm specializing in corporate promotions where his duties included marketing, business development and client relations. From 1994 to 1998 he also was co-owner of First Equity Group, Inc. with Mr. Douglas Baker where he acted as President, with duties including marketing, business development and client relations. From 1986 to 1991, he was a stockbroker in various brokerage firms in South Florida.

         David Maltrotti has a long track record with various South Florida gourmet establishments as a chef in charge of designing healthy menus. His 25 years experience includes management positions in the area of restaurant design and operational implementation. From 1998 to 1999, he was Executive Chief for the North Broward Hospital District located in Fort Lauderdale, Florida. From 1995 to1998 he was Executive Chef for Natural Food Markets of South Florida. From 1989 to1995 he was Executive Chef for Whole Earth Market located in Boca Raton, Florida.

         The Company currently does not have any employees expected to make a significant contribution to the business. The Company has engaged Creative Connections of Pompano Beach, Florida, a professional marketing firm as a consultant for their local and national campaign. The agreement is on a month-to-month basis at a monthly fee of $3,500. Management expects that some individuals who are currently working on a consulting basis may be retained as full time employees at the operational/managerial level in the future. The Company is currently reviewing several portfolios in order to add key personnel at the executive/directorship level.

         c)  Directors of Other Reporting Companies:

         None of the Company's executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.

(d) Employees:

         The Company currently has four full time employees. Messrs. D'Alonzo and Mr. Baker, the principal shareholders and officers and directors of the Company, have not yet formulated a formal compensation plan. David Maltrotti is employed pursuant to the terms OF an employment agreement with no stated monetary compensation package. Mr. Maltrotti has been issued 10,000 shares of restricted common stock as part of an incentive package.

(e) Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director and executive officer of the Company.

(f) Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

           (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

           (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

           (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

           (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

         The Company did not compensate management in the year ended December 31, 1998. The Company has compensated Messrs. D'Alonzo and Baker $ 7,576 each in 1999. They have also each been granted certain stock options as additional monetary compensation in 1999. Mr. Maltrotti has received compensation in the amount of $ 15,170 and shares of common stock through an employment agreement. None of the Company's executive officers earned more than $100,000 during the years ended December 31, 1998.

                           Summary Compensation Table

                                                            Annual      Restricted  Under-                Other
Name and                                                    Compen-     Stock       lying      LTIP       Comp-
Principal Position               Year     Salary   Bonus    Sation      Awards      Options    Payouts    Ensation
------------------               ----     ------   -----    ------      ------      -------    -------    --------
Douglas Baker President, CEO
and Director                     1998     None     None     None        None        None       None       None

                                 1997     None     None     None        None        None       None       None

                                 1996     None     None     None        None        None       None       None

Marco D'Alonzo, Secretary, CEO
and Director                     1998     None     None     None        None        None       None       None

                                 1997     None     None     None        None        None       None       None

                                 1996     None     None     None        None        None       None       None

David Maltrotti, Executive
Vice President                   1998     None     None     None        None        None       None       None

                                 1997     None     None     None        None        None       None       None

                                 1996     None     None     None        None        None       None       None

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's Common Stock, except as disclosed in the following paragraphs:

         On June 14, 1999 the Company's Board of Directors granted options to each of Mr. D'Alonzo and Baker to purchase 2,000,000 shares of common stock at a purchase price of $.035 per share. The options are exercisable in whole or in part at any time until the earlier to occur of (i) the exercise of all options;
(ii) he is no longer employed by the Company; and (iii) the expiration of ten years from the date of grant.

         Mr. David Maltrotti, executive vice president of operations, is employed under a three-year employment agreement. He received 10,000 shares upon the execution of the agreement dated February 3, 1999. Under the agreement, he will receive 10,000 shares of common stock upon the opening of each Company owned restaurant. The agreement also grants Mr. Maltrotti options to acquire 200,000 shares of the Company's common stock.. The options are exercisable pursuant to the following schedule:

First Year:       50,000 shares       exercise price =        $.75 per share
First Year:       50,000 shares       exercise price =       $1.00 per share
Second Year:      50,000 shares       exercise price =       $1.25 per share
Second Year:      50,000 shares       exercise price =       $1.50 per share

The options are exercisable in whole or in part at any time until the earlier to occur of (i) the exercise of all options: (ii) he is no longer employed by the Company; and (iii) the expiration of three years from the date of the grant.

ITEM 8.  DESCRIPTION OF SECURITIES

         The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and non-assessable.

         The Company has authorized the issuance of 10,000,000 shares of preferred stock, $.01 par value per share of which no shares are currently issued and outstanding. The Company does not plan to offer the preferred stock to the public.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information:

         The Company's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "HEXS". As of January 1999 the Company began trading on the NASD Bulletin Board. Since such time, there has been a limited trading market for the Company's Common Stock.

         The following table sets forth the highest and lowest bid prices for the Common Stock for each calendar quarter and subsequent interim period since the Common Stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

                                                      HIGH BID          LOW BID
                                                      --------          -------

FISCAL 1999
------------

              First Quarter                            1.59                .13

              Second Quarter                           1.72                .75

              Third Quarter                            3.75               1.31

              Fourth Quarter through                   2.00               1.00
              November 12, 1999


         There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules, which affect the liquidity of the shares.

Holders:

         There were approximately 31 holders of record of the Company's Common Stock as of November 15, 1999.

Dividends:

         The Company has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

         The Company is not a party to, and none of the Company's property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On August 12, 1999 the Company's independent accounting firm of Sartori CPA, resigned. There were no disagreements with Sartori CPA and Sartori CPA issued an unqualified audit report for the period ended December 31, 1998. The Company's Board of Directors is in the process of interviewing qualified CPA firms to engage as the Company's independent auditor for its 1999 audit and on a going-forward basis.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         In September 1998, the Company sold 200,000 units at $ 0.10 per unit to residents in the states of Florida and Delaware in a private placement offering. Each unit consisted of one share of common stock and seven common stock purchase warrants. Each warrant entitled the holder to purchase one share of common stock of the Company at a purchase price of $ 0.70 per share. In June 1999 the exercise price was reduced to $.35 per share. The warrants will expire February 1, 2000. As of November 15, 1999, warrants to purchase 632,467 shares and options to purchase 317,000 shares of common stock were exercised, which together with the sale of all units, has resulted in total gross proceeds to the Company of approximately $525,000. The offering of units was conducted in reliance on an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

         All certificates representing the shares of common stock comprising the units and the shares issued upon exercise of the warrants prior to April 7, 1999 do not bear a restrictive legend restricting transferability under the Securities Act. All shares of common stock issued upon exercise of warrants and options subsequent to April 7, 1999 bear a restrictive legend restricting transferability under the Securities Act.

         As of September 30, 1999, 13,500 shares of Common Stock were issued by the Company. Of this amount, 10,000 shares were issued to David Maltrotti pursuant to the terms of his employment agreement. David Luria was issued 1,000 shares as compensation for franchise consulting services valued at $1,200 based upon the then current market price of the Common Stock of $1.20 per share which management believed to be the fair value for the services provided. Gary Newman was issued 2,500 shares as payment for refrigeration equipment valued at $3,000 based upon the then current market price of the Common Stock of $1.20 per share which management believed to be the fair value for the equipment. All of the foregoing shares were issued in reliance on Section 4(2) of the Securities Act and each share certificate bears a restrictive legend restricting transferability under the Securities Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850 of the Florida Business Corporation Act (the "FBCA") allows the Company to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contende or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his or her conduct was unlawful.

         Section 607.0850 of the FBCA also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification shall not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals there from, to be liable to the Company or for amount paid in settlement to the Company, unless and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.0850 of the FBCA also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in the paragraphs above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company's Articles of Incorporation provide for similar indemnification as provided by the FBCA.

PART F/S

UNAUDITED FINANCIAL STATEMENTS September 30, 1999

Financial Statements

                      Balance Sheet                                                                    F-1

                      Statement of Operations                                                          F-2

                      Statement of Stockholders' Equity                                                F-3

                      Statement of Cash Flows                                                          F-4

                 Notes to Financial Statements                                                         F-5-11



                                       20


AUDITED FINANCIAL STATEMENTS December 31, 1998

              Accountant's Report                                                                      F-12

              Financial Statements

                      Balance Sheet                                                                    F-13

                      Statement of Operations                                                          F-14

                      Statement of Stockholders' Equity                                                F-15

                      Statement of Cash Flows                                                          F-16

                 Notes to Financial Statements                                                         F-17-20

PART III.

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

ASSIGNED NUMBER                                   DESCRIPTION
---------------                                   -----------


(2)                             Articles of Incorporation, as amended*

(3)(ii)                         By-laws*

(10)                            Lease between Health Express USA, Inc. and
                                Saul Strachman*

(16)                            Letter on Change of Certifying Accountant**

(27)                            Financial Data Schedule**

--------------------------------
* previously filed as an exhibit to Form 10-SB on October 6, 1999 ** previously filed as an exhibit on December 1, 1999

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment Number 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:     December 9, 1999.                     HEALTH EXPRESS USA, INC.



                                                 By:/s/ Douglas Baker
                                                 -------------------------
                                                 Douglas Baker, President

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1999
                                   (unaudited)

ASSETS

Current Assets

Cash                                                                $   225,119
                                                                    -----------

Total Current Assets                                                    225,119
                                                                    -----------

Property and Equipment

Leasehold improvements                                                   10,830
Construction in progress                                                 24,404
Restaurant equipment                                                     35,866
Office equipment                                                            500
Sign                                                                      9,228
                                                                    -----------

Total Property and Equipment                                             80,828
                                                                    -----------

Other Assets

Prepaid Rent                                                              5,305
Rent deposit                                                              4,350
                                                                    -----------

Total Other Assets                                                        9,655
                                                                    -----------

TOTAL ASSETS                                                        $   315,602
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accrued Rent Expense                                                $    10,706
Notes payable to stockholders                                             1,000
Note payable                                                              3,000
                                                                    -----------

Total Current Liabilities                                                14,706
                                                                    -----------


STOCKHOLDERS' EQUITY

Common Stock, $0.001 par value, 50,000,000 authorized
5,472,967 shares issued and outstanding                                   5,473
Additional Paid-In Capital                                            4,573,192
Deficit Accumulated During the Development Stage                     (4,277,769)
                                                                    -----------
                                                                        300,896

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $   315,602
                                                                    ===========

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                           Nine Months Ended                Six Months Ended              7/2/98
                                                              September 30,                      June 30,               (Inception)
                                                        1999              1998             1999             1998         to 9/30/99
                                                        ----              ----             ----             ----         ----------
Revenues                                             $         0      $         0      $         0      $         0     $         0
                                                     -----------      -----------      -----------      -----------     -----------
                                                               0                0                0                0               0
Expenses

General and Administrative                               219,279            5,255          142,038                0         224,569
Officers compensatory stock options                    4,000,000                0        4,000,000                0       4,000,000
Employee compensatory stock options                       40,000                0           40,000                0          40,000
Compensatory stock issued                                 13,200                0           13,200                0          13,200
                                                     -----------      -----------      -----------      -----------     -----------
                                                       4,272,479            5,255        4,195,238                0       4,277,769

Net loss before income taxes                          (4,272,479)          (5,255)      (4,195,238)               0      (4,277,769)
                                                     -----------      -----------      -----------      -----------     -----------

Income tax expense                                             0                0                0                0               0
                                                     -----------      -----------      -----------      -----------     -----------

Net Loss                                             $(4,272,479)     $    (5,255)     $(4,195,238)     $         0     $(4,277,769)
                                                     ===========      ===========      ===========      ===========     ===========


Loss per weighted average share
Basic and diluted                                    $     (0.91)     $     (0.00)     $     (0.95)     $         0     $     (1.02)
                                                     ===========      ===========      ===========      ===========     ===========

Weighted average number of shares
outstanding                                            4,701,950        2,587,330        4,433,366                0       4,214,001
                                                     ===========      ===========      ===========      ===========     ===========


                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
           Period from July 2, 1998 (Inception) to September 30, 1999
                                   (unaudited)

                                                                                          Additional
                                                        Amount                $0.001       Paid-In
                                                      Per Share   Shares     Par Value     Capital           Deficit       Total
                                                      ---------   ------     ---------     -------           -------       -----
Issuance of 20,000 shares for services                  0.001       20,000    $    20     $         0           --      $        20

Issuance of 4,000,000 shares                            0.001    4,000,000      4,000            --             --            4,000

Issuance of 200,000 shares                              0.10       200,000        200          17,916           --           18,116

Issuance of 91,000 shares                               0.70        91,000         91          57,558           --           57,649

Net Loss                                                                                                      (5,290)        (5,290)
                                                                 ------------------------------------------------------------------

Balance December 31, 1998                                        4,311,000    $ 4,311     $    75,474        ($5,290)   $    74,495
                                                                 ------------------------------------------------------------------

Issuance of 11,000 shares for services                  1.20        11,000         11          13,189           --           13,200

Issuance of 2,500 shares for equipment                  1.20         2,500          3           2,997                         3,000

Issuance of 116,333 shares                              0.70       116,333        116          81,317           --           81,433

Issuance of 254,800 shares                              0.35       254,800        255          88,925           --           89,180

Options granted for 100,000 shares                      0.40          --         --            40,000           --           40,000

Options granted for 4,000,000                           1.00          --         --         4,000,000           --        4,000,000

Exercise of options for 317,000 shares                  0.35       317,000        317         110,633           --          110,950

Issuance of 460,334 shares                              0.35       460,334        460         160,657           --          161,117

Net Loss                                                              --         --              --       (4,272,479)    (4,272,479)
                                                                 ------------------------------------------------------------------

Balance September 30, 1999                                       5,475,667    $ 5,473     $ 4,573,192    ($4,277,769)   $   300,896
                                                                 ==================================================================

                                       F-3

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   (unaudited)

                                                                        Nine Months Ended          Six Months Ended    July 2, 1998
                                                                           September 30,               June 30,       (inception) to
                                                                      1999             1998              1999             9/30/99
                                                                      ----             ----              ----             -------
OPERATING ACTIVITIES
Net Loss                                                          $(4,272,479)      $    (5,255)      $(4,195,238)      $(4,277,769)
Adjustments to reconcile net loss to net
cash used by operating activities
   Options granted-market over price                                4,040,000                           4,040,000         4,040,000
   Common stock issued for services                                    13,200                              13,200            13,200
  Changes in assets and liabilities

              Increase in deposits                                     (4,350)             --              (4,350)           (4,350)
              Increase in prepaid expenses                             (5,305)             --              (9,550)           (5,305)
              Increase in accrued expenses                             10,706             9,680            10,706
                                                                  -----------       -----------       -----------       -----------

Net cash utilized by operating activities                            (218,228)           (5,255)         (146,258)         (223,518)

INVESTING ACTIVITIES

  Increase in property and equipment                                  (77,828)             --             (33,472)          (77,828)
                                                                  -----------       -----------       -----------       -----------

Net cash utilized by investing activities                             (77,828)                            (33,472)          (77,828)

FINANCING ACTIVITIES

  New borrowings - notes payable to shareholders                         --               1,000              --               1,000
  New borrowings - note payable                                          --               3,000              --               3,000
  Net proceeds from issuance of common stock                          442,680            80,164           281,563           522,465
                                                                  -----------       -----------       -----------       -----------

Net cash provided by financing activities                             442,680            84,164           281,563           526,465

Net increase in cash and cash equivalents                             146,624            78,909           101,833           225,119
                                                                  -----------       -----------       -----------       -----------

Cash - Beginning of Period                                             78,495                 0            78,495                 0
                                                                  -----------       -----------       -----------       -----------

Cash - End of Period                                              $   225,119       $    78,909       $   180,328       $   225,119
                                                                  ===========       ===========       ===========       ===========


Supplemental Schedule of Noncash Investing Activities
2,500 shares were issued toward the purchase of restaurant equipment. These shares were valued at $ 1.20 which management believed to be the fair value of the equipment.

Supplemental Schedule of Noncash Financing Activities
20,000 shares were issued to counsel as incentive to provide services. These shares were valued at par which management believed to be the fair value of services. These shares were issued when there was no market for the Company's stock

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:


Interest                 $   0           $   0           $    0           $   0
                         -----           -----           ------           -----
Income Taxes             $   0           $   0           $    0           $   0
                         -----           -----           ------           -----

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

1. Summary of Significant Accounting Policies:

    Unaudited Interim Financial Statements

    The accompanying financial statements of Health Express USA, Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The financial statements as of and for the period ended September 30, 1999 is unaudited. The results of operations for the interim periods shown in this report are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the annual financial statements and footnotes for the period ended December 31, 1998 included in the Company's Form 10-SB.

    General

    Health Express USA, Inc. (the "Company") is a Florida corporation, formed on July 2, 1998. The Company is in development stage and has raised capital for a gourmet, fast-food health and nutrition restaurant.

    Development Stage Operations

    The Company has raised sufficient capital from a Rule 504 Private Placement Offering to develop its initial flagship restaurant, which will serve healthy food in a fast food format, with drive-in and sit down consumption . The Company has begun construction and expects the opening of its first restaurant in December of 1999. The Company is planning to enter into franchise agreements as well as developing additional Company owned restaurants.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Property and Equipment

    Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gain and losses on the disposition of property and equipment are reflected in income. Depreciation is computed on a straight-line basis for financial reporting purposes, based on the estimated useful lives of the assets, which, in the opinion of management will commence upon the start of restaurant operations.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999


    Leases

    The Company leases property for its restaurant operations from February 1, 1999. The lease calls for scheduled yearly increases. Total rental payments are being amortized over the life of the lease on a straight line basis in accordance with SFAS 13.

    Income Taxes

    The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

    Net Loss per Share

    The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously described by Accounting Principles Board Opinion No. 15 "Earnings Per Share." The effect of common shares issuable under the outstanding warrants are excluded from the calculation of diluted EPS since the effect is antidilutive.

    Stock Based Compensation

    The Company accounts for stock based compensation under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." For stock and options issued to employees, and for transactions with other than employees in which services were performed in exchange for the Company's common stock, the transactions were recorded on the basis of the fair value of the services received or the fair value of the equity instrument issued, whichever was more readily measurable.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

2. Notes Payable - Shareholders

    As of September 30, 1999 notes payable to shareholders consisted of the following:

    Due to majority shareholder, dated August 7, 1998.
    The note is due on demand and carries no interest
    rate.                                                      $   500

    Due to majority shareholder, dated August 7, 1998.
    The note is due on demand and carries no interest
    rate.                                                          500
                                                               -------
    Total notes payable to shareholders                        $ 1,000
                                                               =======

3. Note payable

    As of September 30, 1999 the note payable consisted of the following:

    Due to corporation owned by majority shareholders.
    The note is dated August 31, 1998, is due on demand
    and carries no interest                                    $ 3,000
                                                               =======


4. Stockholders' Equity

    On June 10, 1999 the Board of Directors increased the authorized shares of the Company' common stock from 15,000,000 shares to 50,000,000 shares, having a par value of $0.001 per share and 10,000,000 shares of "blank check" preferred stock. As of September 30, 1999 the Company has issued 5,472,967 shares of common stock. No preferred stock has been issued.

    The Company's private placement dated August 1, 1998 represented the issuance of 200,000 Units, each unit consisting of one share of common stock at a price of $ 0.10 and warrants for the purchase of seven (7) shares at $0.70 per share. The expiration date for the exercise of the warrants was originally August 31, 1999. On June 3, 1999, the Company split the warrants by reducing the exercise price of outstanding warrants by one-half, to $0.35 per share, and increasing the number by a multiple of two.

    Warrants outstanding - 8/1/98              1,400,000
    Warrants Exercised                          (207,333)
    Balance 6/3/99                             1,192,667
    Warrant Split                              1,192,667
    Warrants Exercised                          (715,134)
                                              ----------
    Warrants outstanding - 9/30/99             1,670,200
                                              ==========

    As of September 30, 1999 warrants totaling 922,467 shares of common stock have been exercised. Warrants for 1,670,200 shares of common stock remained unexercised

    On July 28, 1999, the Board of Directors of the Company voted to extend the expiration date for the exercise of the outstanding warrants to November 1, 1999.

    On October 28, 1999, the Board of Directors of the Company voted to extend the expiration date for the exercise of the outstanding warrants to February 1, 2000.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

4. Stockholders' Equity (continued)

    During the current period the Company has issued the following shares of common stock:

                                                                                       $0.001
                                                          No. of                         Par              Paid In
                                                          Shares            Price       Value             Capital            Total
                                                          ------            -----       -----             -------            -----
Unrestricted Stock
Exercise of warrants                                      116,333            0.70      $     116         $  81,317         $  81,433

Restricted Stock
Exercise of warrants                                      254,800            0.35            255            88,925            89,180
Exercise of warrants                                      460,334            0.35            460           160,657           161,117
Issued for compensation                                    11,000            1.20             11            13,189            13,200
Issued for equipment                                        2,500            1.20              3             2,997             3,000
Options exercised                                         317,000            1.30            317           110,633           110,950

                      Total                             1,161,967                      $   1,162         $ 457,718         $ 458,880
                                                        =========                      =========         =========         =========

    Stock Based Compensation

    The Company issued 11,000 shares of common stock for consultation services, including 10,000 shares to an officer/employee. The amount of compensation was valued at the then market price of $ 1.20 per share, which management believed to be the fair value of services provided.

    The Company issued 2,500 shares toward the purchase of restaurant equipment. These shares were valued at $ 1.20, the market price of the shares, which management believed to be the market value of the equipment.


    Stock Option Compensation

    On February 3, 1999 the Company granted stock options to a key employee and on June, 1999 the Company granted stock options to its officers/directors. The Company has authorized and reserved common stock for these grants.

    The option grant dated February 3, 1999 grants a key employee the option to purchase 100,000 shares, 50,000 exercisable at $1.00 and 50,000 exercisable at $0.75 per share. The option plan dated June 14, 1999 grants officers/directors the option to buy 4,000,000 shares at $0.35 per share.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

    Stock Option Plan (Continued)

    SFAS No. 123 requires entities that account for awards for stock based compensation to employees to estimate fair value of the options and include them in expense at the option's grant date. The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average-assumptions: a risk-free interest rate of 5 percent, no dividend yield, stock price volatility of 8% for the key employee and 24% for officers/directors and a weighted average expected life of one and three years respectively.

    As a result of this computation $ 40,000 for the key employee and $ 4,000,000 for officers/directors were included as an expenses for the period ended September 30, 1999.

    As of September 30, 1999 all options granted to the key employee were outstanding. The officers directors exercised options for 317,000 shares. Options for 3,683,000 shares remain unexercised.

    The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

5.  Income Taxes

    A summary of the provision for income taxes for the period ended September 30, 1999 is as follows:

                                                                         1999
                                                                         ----

           Current payable                                           $        --
           Deferred tax benefit at federal statutory rate  34%         1,452,600
           Deferred tax benefit at state statutory rate,
               net of federal effect                        4%           170,900
           Less: Valuation allowance                       38%        (1,623,500)
                                                                     -----------
               Provision for income taxes                            $        --
                                                                     ===========

    Net deferred tax assets at September 30, 1999 are as follows:

                                                                         1999
                                                                         ----

    Stock option compensation                                        $ 1,535,200
    Available net operating loss carryovers                               90,310
    Less: Valuation allowance                                         (1,625,510)
                                                                     -----------
               Net deferred tax assets                               $         0
                                                                     ===========

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

5.  Income Taxes (Continued)


    The Company has used estimated tax rate of 34% and a net effective state rate of 4% for all interim tax computations. There are no significant deferred tax liabilities. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in periods in which temporary differences and/or carryforward losses become deductible.

    The Company has available tax net operating carryovers ("NOLs") as of September 30, 1999 of approximately $237,800. The NOLs expire beginning in 2018. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership: however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.


6.  Lease Commitments

    The Company is obligated under a lease agreement on its restaurant location. The rental expense for the period ending September 30, 1999 was $ 36,530. Lease expense represents total lease payments amortized over the life of the lease on a straight line basis. The lease is for a five year period ending January 31, 2004. The future annual minimum rental payments as of September 30, 1999 were as follows:

               1999   $    12,735
               2000        52,212
               2001        53,484
               2002        60,480
               2003        63,660

    The Company has leased warehouse space on May 4, 1999 for the storage of non- perishable products and supplies. The lease calls a for monthly rent of $ 165 on a month to month basis.

7.  Agreements

    The Company has entered into an agreement with Creative Connections of Pompano Beach, Florida, a professional marketing firm, to provide consulting services for their local and national campaign. The agreement is on a month to month basis with a monthly fee of $ 3,500. The agreement calls for services to be provided on a monthly basis upon the Company's request.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
September 30, 1999

7.  Agreements (continued)

    The Company signed an agreement with Data Central USA, Inc. of Ocala, Florida for data base management services for customer sales tracking. The agreement calls for services to be provided upon the start of restaurant operations. There is no commitment for the use of the services and price negotiations will be entered into prior to the commencement of the services.

    The Company entered into a contract with Standard Coffee Services to carry their line of Barnie's Coffee. The contract calls for free use of coffee machines provided the Company sells Barnie's Coffee exclusively. Purchases of coffee are on a COD, 30 day payment basis. The coffee machines have not been delivered and no purchases have been made in the current period. Accordingly, the Company has not recorded the value of the non monetary assets. No purchase commitments have been entered into.

    The Company has entered into an agreement with Mr. Donald Luria, a franchise consultant, to assist in the development of their franchise operations. As an incentive to provide services 1,000 shares were issued. The agreement calls for a rate of $ 75 per hour for consultation services. No services were provided during the current period.

    The Company is also establishing supplier relationships with various food and supplies distributors. No contracts or commitments have been entered into and purchases are on a COD basis.

    There were no purchase commitments as of September 30, 1999

                                Sartori CPA, P.A.
                             Accounting & Consulting

275 Commercial Boulevard, Suite 260                       Phone   (954) 351-1154
Lauderdale by the Sea, Florida  33308                     Fax     (954) 351-7760
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Health Express USA, Inc.
Fort Lauderdale, Florida

I have audited the accompanying balance sheet of Health Express USA, Inc. (a Florida development stage company) as of December 31, 1998 and the related statement of operations, stockholders' equity, and cash flows for the period July 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Express USA, Inc. as of December 31, 1998 and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.

Sartori CPA, P.A.

May 21, 1999

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998

ASSETS

Current Assets

Cash                                                                   $ 78,495
                                                                       --------

TOTAL ASSETS                                                           $ 78,495
                                                                       ========




LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable to shareholders                                          $  1,000
Note payable                                                              3,000
                                                                       --------
                                                                          4,000
                                                                       --------


STOCKHOLDERS' EQUITY

Common Stock,$0.001 par value, 15,000,000 shares
authorized, 4,311,000 shares issued and outstanding                       4,311
Additional Paid-In Capital                                               75,474
Deficit Accumulated During the Development Stage                         (5,290)
                                                                       --------
                                                                         74,495

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 78,495
                                                                       ========

                             See accompanying notes

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
            Period from July 2, 1998 (Inception) to December 31, 1998


        Revenues                                            $         0
                                                            -----------
        Expenses

        Accounting                                                1,000
        Bank fees                                                   109
        Contract labor                                            1,250
        Licenses                                                     89
        Office expense                                            1,342
        Officer's Compensation                                    1,500
                                                            -----------
        Total Expenses                                            5,290
                                                            -----------


        Net Loss                                            $    (5,290)
                                                            ===========



        Loss per weighted average share-Basic and diluted   $     (0.00)
                                                            ===========

        Weighted average number of shares outstanding         3,477,577
                                                            ===========


                             See accompanying notes

                             HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                          STATEMENT OF STOCKHOLDERS' EQUITY
              Period from July 2, 1998 (Inception) to December 31, 1998

                                                                                 Additional
                                                                   $0.001         Paid-In
                                                   Shares         Par Value       Capital          Deficit         Total
                                                   ------         ---------       -------          -------         -----
Restricted stock
Issuance of 20,000 shares
for offering costs at par value                     20,000       $      20       $       0            --                 20


Restricted stock
Issuance of 4,000,000 shares at par
to officers and directors                        4,000,000           4,000            --              --              4,000

Unrestricted stock
Issuance of 200,000 shares
at $ 0.10 per share                                200,000             200          17,916            --             18,116


Unrestricted stock
Issuance of 91,000 shares
at $ 0.70 per shares                                91,000              91          57,558            --             57,649


Net Loss (Development Stage)                          --              --              --            (5,290)          (5,290)
                                                 ---------       ---------       ---------       ---------        ---------


Balance December 31, 1998                        4,311,000       $   4,311       $  75,474       ($  5,290)       $  74,495
                                                 =========       =========       =========       =========        =========

                             See accompanying notes

                            HEALTH EXPRESS USA, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
            Period from July 2, 1998 (Inception) to December 31, 1998


Cash flows from operating activities

Net Loss                                                             $ (5,290)
                                                                     --------

            Net cash used by operating activities                      (5,290)
                                                                     --------


Cash flows from financing activities

New borrowings - notes payable to shareholders                          1,000
New borrowing - note payable                                            3,000
Net proceeds from issuance of common stock                             79,785
                                                                     --------

            Net cash provided by financing activities                  83,785
                                                                     --------


Net Increase in Cash                                                   78,495

                                                                     --------

Cash-Beginning of Period                                                    0
                                                                     --------

Cash-End of Period                                                   $ 78,495
                                                                     ========




Supplemental Schedule of Noncash Financing Activities

During the period 20,000 shares at par value $0.001 totaling $ 20 were issued as offering costs and netted against the proceeds from the issuance of common stock

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:

Interest                                                             $      0
                                                                     --------
Income Taxes                                                         $      0
                                                                     --------


                             See accompanying notes

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998



1.  Summary of Significant Accounting Policies:

    General

    Health Express USA, Inc. (the "Company") is a Florida corporation, formed on July 2, 1998. The Company is a development stage enterprise engaged in raising capital for a gourmet, fast-food health and nutrition restaurant. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principals requires management to makes estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Income Taxes

    The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS No. 109 require the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

    Net Loss per Share

    The Company follows the provisions of SFAS No. 128, "Earnings per Share, which requires companies with complex capital structures or common stock equivalents to present both basis and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board of Opinion No. 15,"Earnings Per Share". The effect of common shares issuable under the outstanding warrants are excluded from the calculation of diluted EPS since the effect is antidulitive.

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998


2.  Related Party Transactions

    As described in note 5, the Company is indebted to stockholders in the amount of $ 1,000. The loans carry no interest rate and are due on demand. The Company is also indebted to a corporation owned by the majority stockholders, in the amount of $ 3,000. The loan carries no interest and is payable on demand (note 6).

3.  Related Party Agreements

    On July 15, 1998 the Company entered into an Attorney Fee Agreement which includes the issuance of 20,000 shares at par, totaling $ 20, as offering costs netted against the proceeds from the issuance of common stock. The shares were issued as an incentive to provide services. These shares were valued at par value which management believed to be fair value. These shares were issued when there was no market for the Company's stock. Counsel did not value the shares toward costs of services provided.

4.  Notes Payable - Shareholders

    As of August 31, 1998 notes payable to shareholders consisted of the following:

    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                    $   500

    Due to majority shareholder, dated August 7, 1998. The note
    is due on demand and carries no interest rate.                        500

    Total notes payable to shareholders                               $ 1,000
                                                                      =======

5. Note payable

    As of December 31, 1998 notes payable consisted of the following:

    Due to corporation owned by majority shareholders. The note is dated August 31, 1998, is due on demand and carries
    no interest.                                                      $ 3,000
                                                                      =======

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998



6.  Stockholders' Equity

     The Company is authorized to issue 15,000,000 shares of common stock having a par value of $0.001 per share. As of December 31, 1998 the Company has issued 4,311,000 shares to its shareholders.

                                                                        0.001               Paid-in
                                                Shares                Par Value             Capital
                                                ------                ---------             -------
     Unrestricted Stock                         291,000                $  291               $ 83,409
     Offering Costs                                                                           (7,935)
                                                                                            --------
                                                                                              75,474

     Restricted Stock
     Corporate Officers                       4,000,000                 4,000
     Legal counsel-non cash                      20,000                    20

     Total Restricted Stock                   4,020,000                 4,020



      Total                                   4,311,000                $4,311               $ 75,474
                                              =========                ======               ========



     The value of the shares issued to the legal counsel is included at par and included in offering costs netted against the proceeds of the public offering. As disclosed in Note 4, since there was no market, this value represents what management believed to be the fair value of the services provided.

     Unrestricted stock represents the issuance of 200,000 Units, each unit consisting of one share of Common Stock at a price of $0.10 with Warrants, which entitle the record owner to purchase seven (7) shares of Common Stock at $ 0.70 per share. Total common stock to be issued through the exercise of the warrants is 1,600,000. As of December 31, 1998 the Company issued all of its Units at $0.10 per unit and 91,000 shares were issued through the exercise of warrants. The warrants expire August 31, 1999. On July 28, 1999, the Board of Directors voted to extend the expiration date of the warrants to November 1, 1999.

                                                         $0.001      Paid-in
                                               Price    Par Value    Capital
                                               -----    ---------    -------

Issuance of 200,000 shares                     $ 0.10   $   200      $17,916
Warrants for 91,000  shares                    $ 0.70        91       57,558

  Total 291,000 shares                                  $   291      $75,474
                                                        =======      =======

HEALTH EXPRESS USA, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998

7.  Income Taxes

    A summary of the provision for income taxes for the period ended December 31, 1998 is as follows:

                                                                                              1998
                                                                                              ----


                           Current payable                                                  $    --
                           Deferred tax benefit at federal statutory rate    34%              1,800
                           Deferred tax benefit at state statutory rate
                              net of federal effect                           4%                210
                           Less: Valuation allowance                         38%             (2,010)
                                                                                            -------
                                  Provision for income taxes                                $    --
                                                                                            =======

    Net deferred tax assets at December 31, 1998 are as follows:

                                                                                              1998
                                                                                              ----
         Available net operating loss carryovers                                            $ 2,010
         Less: Valuation allowance                                                            2,010
                                                                                            -------
                                    Net deferred tax assets                                 $    --
                                                                                            =======

    The Company has used estimated federal tax rate of 34% and a net effective state tax rate of 4% for all deferred tax computations. There are no significant deferred tax liabilities. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income using the periods in which temporary differences and/or carryforward losses become deductible.

    The Company has available tax net operating carryovers ("NOLs") as of December 31,1998 of approximately $ 5,000 . The NOLs expire beginning in 2018. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership: however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.